December 17, 2024

David Galan
Chief Financial Officer
Murano Global Investments Plc
25 Berkeley Square
London W1J 6HN
United Kingdom

       Re: Murano Global Investments Plc
           Form 20-F
           Filed May 1, 2024
           File No. 001-41985
Dear David Galan:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F
Note 19. Correction of immaterial errors, page F-48

1. We note the correction of errors related to the classification of non-cash transactions and deferred taxes in previously issued financial statements. Please provide us with a detailed materiality analysis supporting your conclusion that the impact of the errors is not material. In addition, tell us how you complied with the disclosure requirements of paragraph 49 of IAS 8.
Exhibits

2. We note that the Section 906 certifications required by Rule 13-a14(b) of the
       Exchange Act have been omitted from your Form 20-F. Please file an amended Form
       20-F in its entirety and include the certifications as Exhibits as required by Item 601 of Regulation S-K.
       We remind you that the company and its management are responsible for the accuracy
 December 17, 2024
Page 2

and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kellie Kim at 202-551-3129 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:   Hugo Triaca